ISSUER FREE WRITING PROSPECTUS
Dated June 14, 2012
Filed Pursuant to Rule 433(e)
Registration No. 333-181368

AMERICAN REALTY CAPITAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the SEC on May 11, 2012 and the registration statement became effective on May 11, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The base prospectus, dated May 11, 2012, is available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1410997/000114420412028152/v304866_s3asr.htm.

Alternatively, the Company or any dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-646-937-6900.

On June 14, 2012, the Company posted a research update report issued by a major credit rating agency on June 8, 2012 to the Company’s website. A copy of the research update report as posted on the Company’s website is attached as Annex A.

Annex A

Primary Credit Analyst: Eugene Nusinzon New York (1) 212-438-2449 eugene_nusinzon@ standardandpoors.com Secondary Contact: Lisa Sarajian New York (1) 212-438-2597 lisa_sarajian@ standardandpoors.com     Publication Date    June 08, 2012  RESEARCH UPDATE    American Realty Capital Trust Upgraded To ‘BB’ Following Management Internalization And NASDAQ Listing     Overview    American Realty Capital Trust recently internalized all of its management functions and listed its common stock on the NASDAQ. Subsequently, the company secured a $200 million unsecured term loan, expanded its unsecured revolver, tendered for $220 million common equity, and prepaid $161 million of mortgage debt.      We raised our corporate credit rating on American Realty Capital Trust to ‘BB’ from ‘B+’ and removed the rating from CreditWatch, where we placed it with positive implications on April 18, 2012.      The upgrade reflects improved financial flexibility, reduced overhead, a bolstered competitive position, and strengthened coverage metrics following recent activity. The stable outlook reflects our view that core cash flow will cover all fixed charges, including the common dividend. We also expect the company to maintain adequate liquidity and moderate leverage while pursuing measured growth.     Rating Action   On June 8, 2012, Standard & Poor’s Ratings Services raised its corporate credit rating on American Realty Capital Trust (ARCT) to ‘BB’ from ‘B+’ and removed the rating from CreditWatch with positive implications. The outlook is stable (see list).

    American Realty Capital Trust Upgraded To ‘BB’ Following Management Internalization And NASDAQ Listing     Rationale     The upgrade reflects improved financial flexibility, reduced overhead, a bolstered competitive position, and strengthened coverage metrics. These improvements follow the company’s recent internalization of management, listing on the NASDAQ, and capital markets activity.     Our rating on ARCT reflects the company’s “significant” financial risk profile, marked by a higher proportion of variable-rate debt in the capital structure, short debt tenor, and management’s transition of the company’s financial policy to unsecured from predominantly secured. This transition is in the early stages of a multi-year plan. We view ARCT’s business risk profile as “fair,” reflecting its fully occupied, mostly triple-net-leased, free-standing commercial real estate portfolio, generally good tenant credit quality, and long weighted average lease duration.     New York City-based ARCT is a relatively young equity REIT that acquired most of its $2.1 billion undepreciated real estate portfolio of 485 fully occupied, freestanding commercial real estate properties over the past two years. Before the company internalized management and listed its common stock on the NASDAQ in March 2012, an external company advised ARCT and ARCT’s common stock was not publicly traded.     ARCT’s portfolio is mostly triple-net-leased to 61 tenants in 43 states and Puerto Rico in 20 industries. Freight /Logistics (17% of annualized rent) represents the largest industry, followed by pharmacy (18%), specialty retail (10%), health care (8%), retail banking (7%), and government services (6%). The company’s top three tenants (Federal Express Corp. {BBB/Stable/—}, Walgreen’s {A/Negative/A-1}, and CVS Caremark Corp. {BBB+/Stable/A-2}) contribute roughly 33% of its annualized rent. ARCT’s leases have a weighted average duration of roughly 13.3 years and negligible (less than 0.5% of rents) rollover through 2017. Although the company’s leases do not employ cross-default provisions, it does obtain corporate guarantees, which is important given that tenants with investment-grade ratings contribute roughly 74% of its annualized rent.     ARCT’s leverage has been relatively modest since its $1.5 billion continuous IPO that commenced in 2008. However, leverage increased after the company internalized management and listed its shares on the NASDAQ. Subsequent to the listing, the company used proceeds from a recently secured $200 million unsecured interim-term loan and draw on a recently expanded $330 million unsecured revolver to tender for $220 million common equity (at $10.50 per share) and prepay $161 million of mortgage debt. Pro forma for this activity, we estimate that ARCT’s $907 million of debt (56% secured; 22% floating-rate) had a weighted average interest cost of 4.05% and duration of roughly 3.5 years.     This debt comprised roughly 42% of undepreciated real estate (up from 32% at year-end 2011) and covered annualized EBITDA 4.6x (down significantly from 8.6x in fiscal 2011). We also estimate that fixed-charge coverage (FCC) and coverage of all fixed charges (including the dividend) improved to 4.3x and 1.1x, respectively (from 1.7x and 0.6x, respectively, in fiscal 2011). However, we note that a higher level of shorter duration, floating-rate debt is currently providing an effective subsidy to coverage measures.     Scenario analysis     Under our base-case scenario analysis—which incorporates earlier noted capital markets activity, $100 million in leveraged acquisitions, flat dividend, and an assumed 4.2% overall debt cost—we estimate that FCC will decline to 3.4x, total coverage will remain weak (just above 1.0x), and debt-to-EBITDA will increase to 6.8x in fiscal 2012.     Standard & Poor’s | COMMENTARY 2

    American Realty Capital Trust Upgraded To ‘BB’ Following Management Internalization And NASDAQ Listing     Our downside scenario contemplates slightly more aggressive leveraged acquisition activity at higher debt financing costs. Under this scenario, FCC would decline further but still remain adequate for the rating. However, dividend coverage would dip below 1.0x (absent a dividend cut), which could put pressure on the rating.     Liquidity     ARCT’s liquidity is adequate, in our view, to cover nondiscretionary capital needs through 2013. We base our assessment on the following factors and assumptions: Estimated sources (including cash, funds from operations, and revolver availability) cover estimated uses by 1.2x or more through 2013; We expect ARCT to replace its $200 million interim term-loan (due October 2012) with a longer-term facility that will be fixed to maturity; ARCT’s only remaining recourse obligation consists of an estimated $195 million drawn on a $330 million unsecured revolver that matures in August 2014; and We estimated that compliance with the company’s credit facility’s coverage covenants could survive a 20% drop in EBITDA.     Pro forma for the above-noted activity, we estimate ARCT’s sources of liquidity include: $8 million of cash on hand, $19 million in marketable securities, $5 million expected proceeds from a joint venture partner, a $10 million bridge facility from an affiliate (that has no expiration), and $135 million availability on a recently expanded $330 million unsecured revolver that matures in August 2014. We also estimate that the company will generate $120 million in annual funds from operations.     Capital needs through 2013 include an estimated $2 million in regularly scheduled principal amortization and an estimated $112 million in annual dividend distributions that we expect the company to pay. We also note that ARCT faces $3 million and $31 million in nonrecourse mortgage balloon maturities in 2013 and 2014, respectively.     Looking ahead, we expect ARCT to fund discretionary investments with draw on its revolving credit facility, fixed-rate unsecured debt, and common equity.     Outlook     The stable outlook reflects our view that core cash flow will cover all fixed charges, including the common dividend. We also expect the company to maintain adequate liquidity and moderate leverage while pursuing measured growth. We would consider an upgrade if the company reduces reliance on floating-rate debt, lengthens its weighted average debt duration, and profitably grows its portfolio in a manner that improves diversification parameters. Conversely, we would consider a downgrade if dividend coverage dips below 1.0x and/or FCC dips below 2.5x, perhaps due to tenant distress or a shift in financial policy.     Related Criteria And Research      Industry Economic and Ratings Outlook: Gradual Improvements In Operating Fundamentals Continue To Supports North American REITs, published Feb. 3, 2012.      Issuer Ranking: North American REITs And Real Estate Operating Companies, Strongest To Weakest, published Feb. 3, 2012.     www.standardandpoors.com 3

American Realty Capital Trust Upgraded To 'BB' Following Management Internalization And NASDAQ Listing

- Credit FAQ: How Standard & Poor's Applies Its Liquidity Descriptors For Global Corporate Issuers To North American Real Estate Companies, published Oct. 12, 2011.
- Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, published Sept. 8, 2011.
- Key Credit Factors: Global Criteria For Rating Real Estate Companies, published June 21, 2011.
- 2008 Corporate Criteria: Analytical Methodology, published April 15, 2008.

Ratings List

Upgraded; CreditWatch/Outlook Action

	To	From
American Realty Capital Trust Inc.		
Corporate Credit Rating	BB/Stable/—	B+/Watch Pos/—

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation area, select Find a Rating, then Credit Ratings Search.

Standard & Poor's | COMMENTARY 4

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